As filed with the Securities and Exchange Commission on March , 2017

Registration No. 333-215998

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FTS International, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**1389**	**30-0780081**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

777 Main Street, Suite 2900
Fort Worth, Texas 76102
(817) 862-2000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael J. Doss
Chief Executive Officer
FTS International, Inc.
777 Main Street, Suite 2900
Fort Worth, Texas 76102
(817) 862-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles T. Haag **Jones Day** **2727 North Harwood Street** **Dallas, Texas 75201** **(214) 220-3939**	**Merritt S. Johnson** **Shearman & Sterling LLP** **599 Lexington Ave.** **New York, New York 10022** **(212) 848-4000**

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	**Proposed Maximum Aggregate Offering Price(1)(2)**	**Amount of Registration Fee(3)**
Common Stock, $0.01 par value per share	$100,000,000	$11,590

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2) Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

(3) The registration fee was previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

offering price would increase (decrease) the number of shares of our common stock that our convertible preferred stock will convert into by   %. Upon filing our amended and restated certificate of incorporation, each share of convertible preferred stock will convert into a number of shares of common stock equal to its accreted value at March 31, 2017, or $2,735 per share, divided by the initial public offering price per share, subject to adjustment based on the aggregate value of our common stock and convertible preferred stock prior to this offering. For additional information regarding the conversion of our convertible preferred stock, see "Description of Capital Stock."

Following the reverse stock split and conversion, our authorized capital stock will consist of   shares of common stock and   shares of preferred stock and   shares of common stock will be outstanding. In connection with this offering, we will issue an additional   shares of new common stock and, immediately following this offering, we will have   total shares of common stock outstanding.

Comparability of Operating and Statistical Metrics

Throughout this prospectus, we refer to "stages fractured" and similar terms, including "stages per fleet." Stages fractured is an operating and statistical metric referring to the number of individual hydraulic fracturing procedures we complete under service contracts with our customers. Our customers typically compensate us based on the number of stages fractured. Stages per fleet is an operating metric referring to the stages fractured per active fleet over a given time period. We believe stages fractured and stages per fleet are important indicators of operating performance because they demonstrate the demand for our services and our ability to meet that demand with our active fleets. Because we service a variety of customers in different basins with different formation characteristics, stages fractured and stages per fleet are subject to a number of material factors affecting their usefulness and comparability. For example, based on customer specifications and formation characteristics, some of our fleets may complete stages involving higher pressure job designs or more intense proppant loading, taking more time to complete, while other fleets may complete stages involving lower pressure job designs or less intense proppant loadings, taking less time to complete. Our fleets may also vary materially in hydraulic horsepower needed to accommodate the basin characteristics and customer specifications. For these reasons, stages fractured and stages per fleet are not the only measures that affect our financial results, however, we believe they are important measures in managing our business. You should carefully read and consider the other information presented in this prospectus, including information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

$26.19 in February 2016, reaching $53.75 in December 2016. Beginning in the third quarter of 2016, we were able to obtain higher prices for our services, reversing a downward trend that accompanied the decrease in oil and natural gas prices.

We capitalized on the downturn by implementing measures to reduce our cost of operations and to improve the efficiency of our operations. We have been able to increase our average stages per fleet by approximately 28% compared to the end of 2014 while maintaining a relatively consistent presence in each operating basin. We believe these cost reductions and improvements in average stages per fleet will continue even as activity levels increase.

Our customers typically compensate us based on the number of stages fractured, and the primary contributor to the number of stages we complete is our ability to reduce downtime on our equipment. As a result, we believe the number of stages fractured and the average number of stages completed per fleet in a given period of time are important operating metrics for our business. The graphs below show the number of stages we completed per quarter and the average stages per fleet we completed per quarter. For additional information regarding average stages per fleet per quarter as an operating metric, see "Business—Our Services—Hydraulic Fracturing."



We manufacture and refurbish many of the components used by our fleets, including consumables, such as fluid-ends. In addition, we perform substantially all the maintenance, repair and servicing of our hydraulic fracturing fleets. Our cost to produce components is significantly less than the cost to purchase comparable quality components from third-party suppliers. For example, we produce fluid-ends and power-ends at a cost that is approximately 50% to 60% less, respectively, than purchasing them from outside suppliers.

The experience we gain from our large scale and basin diversity allows us to provide leading technological solutions to our customers. We are focused on identifying new technologies aimed at: increasing fracturing effectiveness for our customers; reducing the operating costs of our equipment; and enhancing the health, safety and environmental, or HSE, conditions at our well sites. We have a number of ongoing initiatives that build on industry innovations and data analytics to achieve these technology objectives and also conduct research and development activities through a strategic partnership with a third-party technology center. The research and development activities conducted for us at the third-party technology center are conducted by key employees who were previously affiliated with our Company. We have entered into a services agreement with this third-party technology center for a one-year term, with an option for us to renew for additional one-year terms.

(Dollars in millions, except per share amounts)	Year Ended December 31,	
	2015	2016
Other Data:		
Adjusted EBITDA(7)	$ (62.8)	$ (50.8)
Net debt(8)	$ 1,011.6	$ 1,028.4
Pro forma net debt (at end of period)(8)		$
Capital expenditure	$ 79.1	$ 10.3
Total fracturing stages(9)	21,919	16,185

---

(1) The amount of depreciation and amortization related to our costs of revenue that has been classified as depreciation and amortization in this table is $152.3 million in 2015 and $98.9 million in 2016.

(2) In 2014, this amount related to non-essential equipment and real property we identified to sell. For a discussion of amounts recorded for the years ended December 31, 2015 and 2016, see Note 10—"Impairments and Other Charges" in Notes to Consolidated Financial Statements included elsewhere in this prospectus.

(3) Consists primarily of state margin taxes accounted for as income taxes. The tax effect of our net operating losses has not been reflected in our results because we have recorded a full valuation allowance with regards to the realization of our deferred tax assets since 2012.

(4) The holders of the convertible preferred stock are also common stockholders of the Company and collectively appoint 100% of our board of directors. Therefore, the convertible preferred stockholders can direct the Company to redeem the convertible preferred stock at any time after all of our debt has been repaid; however, we did not consider this to be probable for any of the periods presented due to the amount of debt outstanding. Therefore, we have presented the convertible preferred stock as temporary equity but have not reflected any accretion of the convertible preferred stock in this table or in our Consolidated Financial Statements. At December 31, 2016, the liquidation preference of the convertible preferred stock was estimated to be $906.1 million. See Note 7—"Convertible Preferred Stock" in Notes to Consolidated Financial Statements included elsewhere in this prospectus for more information.

(5) Pro forma data gives effect to (1) the   :   reverse stock split, (2) the conversion of our convertible preferred stock into issued and outstanding common stock at a fixed exchange ratio of   :   , (3) the sale of   shares of common stock to be issued by us in this offering and (4) the use of proceeds therefrom, as if each of these events occurred on January 1, 2016 for purposes of the statement of operations and December 31, 2016, for purposes of the balance sheet, and for each of (1), (2) and (3), assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus. Additionally, the pro forma balance sheet information reflects a share-based compensation expense of approximately $ million associated with restricted stock units issued under our 2014 LTIP that will vest immediately before effectiveness of this registration statement and will be settled in cash. For additional information regarding the conversion of our convertible preferred stock, see "Description of Capital Stock."

(6) The pro forma shares used to compute pro forma earnings per share have been adjusted to include the sale of   shares of common stock in this offering that would generate only enough proceeds to repay debt as described under "Use of Proceeds."

(7) Adjusted EBITDA is a non-GAAP financial measure that we define as earnings before interest; income taxes; and depreciation and amortization, as well as, the following items, if applicable: gain or loss on disposal of assets; debt extinguishment gains or losses; inventory write-downs, asset and goodwill impairments; gain on insurance recoveries; acquisition earn-out adjustments; stock-based compensation; and acquisition or disposition transaction costs. The most comparable financial measure to Adjusted EBITDA under GAAP is net income or loss. Adjusted EBITDA is used by management to evaluate the operating performance of our business for comparable periods and it is a metric used for management incentive compensation. Adjusted EBITDA should not be used by investors or others as the sole basis for formulating investment decisions, as it excludes a number of important items. We believe Adjusted EBITDA is an important indicator of operating performance because it excludes the effects of our capital structure and certain non-cash items from our operating results. Adjusted EBITDA is also commonly used by investors in the oilfield services industry to measure a company's operating performance, although our definition of Adjusted EBITDA may differ from other industry peer companies.

SELECTED FINANCIAL DATA

The consolidated statements of operations data for the years ended December 31, 2015 and 2016, and the consolidated balance sheet data as of December 31, 2015 and 2016, are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2012, 2013, and 2014 and the consolidated balance sheet data as of December 31, 2012, 2013, and 2014 are derived from consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of our results in any future period.

You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,				
(Dollars in millions, except per share amounts)	2012	2013	2014	2015	2016
Statements of Operations Data:					
Revenue	$ 1,925.0	$ 1,925.5	$2,368.4	$ 1,375.3	$ 532.2
Costs of revenue, excluding depreciation, depletion, and amortization(1)	1,489.5	1,478.4	1,804.9	1,257.9	510.5
Selling, general and administrative	208.4	189.6	206.3	154.7	64.4
Depreciation, depletion and amortization(2)	364.5	355.7	294.4	272.4	112.6
Impairments and other charges(3)	1,534.9	1,147.4	9.8	619.9	12.3
Loss on disposal of assets, net(4)	6.1	295.8	5.8	5.9	1.0
Gain on insurance recoveries	—	—	—	—	(15.1)
Operating income (loss)	(1,678.4)	(1,541.4)	47.2	(935.5)	(153.5)
Interest expense, net	130.3	129.1	74.2	77.2	87.5
Loss (gain) on extinguishment of debt, net	7.0	20.3	28.4	0.6	(53.7)
Equity in net loss of joint venture affiliate	—	—	—	1.4	2.8
Loss before income taxes	(1,815.7)	(1,690.8)	(55.4)	(1,014.7)	(190.1)
Income tax expense (benefit)(5)	0.8	1.5	1.1	(1.5)	(1.6)
Net loss	$(1,816.5)	$(1,692.3)	$ (56.5)	$(1,013.2)	$ (188.5)
Net loss attributable to common stockholders	$(1,837.4)	$(1,785.1)	$ (172.4)	$(1,158.1)	$ (370.1)
Basic and diluted earnings (loss) per share attributable to common stockholders	$ (0.51)	$ (0.50)	$ (0.05)	$ (0.32)	$ (0.10)
Shares used in computing basic and diluted earnings (loss) per share (in millions)	3,575.1	3,586.3	3,589.6	3,589.7	3,586.5
Balance Sheet Data (at end of period):					
Cash and cash equivalents	$ 210.9	$ 80.2	$ 10.5	$ 264.6	$ 160.3
Total assets	$ 3,990.9	$ 1,871.0	$1,902.3	$ 907.4	$ 616.8
Total debt	$ 1,549.7	$ 1,076.6	$ 972.5	$ 1,276.2	$ 1,188.7
Convertible preferred stock(6)	$ 349.8	$ 349.8	$ 349.8	$ 349.8	$ 349.8
Total stockholders' equity (deficit)	$ 1,926.8	$ 235.8	$ 181.0	$ (830.5)	$(1,019.0)
Pro Forma Data(7):					
Pro forma net loss					$
Pro forma basic and diluted earnings (loss) per share attributable to common stockholders					$
Pro forma shares used in computing basic and diluted earnings (loss) per share (in millions)(8)					
Pro forma total debt (at end of period)					$
Pro forma total stockholders' equity (deficit) (at end of period)					$

(Dollars in millions, except per share amounts)	Year Ended December 31,				
	2012	2013	2014	2015	2016
Other Data:					
Adjusted EBITDA(9)	$ 237.5	$ 264.1	$ 359.3	$ (62.8)	$ (50.8)
Net debt(10)	$ 1,338.8	$ 996.4	$ 962.0	$ 1,011.6	$ 1,028.4
Pro forma net debt (at end of period)(10)					$
Capital expenditure	$ 149.4	$ 79.4	$ 112.1	$ 79.1	$ 10.3
Total fracturing stages(11)	17,959	22,977	26,182	21,919	16,185

(1) The amount of depreciation, depletion and amortization related to our costs of revenue that has been classified as depreciation, depletion and amortization in this table is $226.6 million in 2012, $223.7 million in 2013, $175.7 million in 2014, $152.3 million in 2015 and $98.9 million in 2016.

(2) We recorded depletion of $6.0 million and $4.2 million in 2012 and 2013, respectively, related to our sand mines before selling those assets in the third quarter of 2013.

(3) In 2012, this amount includes a goodwill impairment of $1,484.9 million and a tradename impairment of $38.9 million. In 2013, this amount includes a goodwill impairment of $1,047.5 million and an asset impairment of $94.0 million related to the sale of our sand mining, processing and logistics assets. In 2014, this amount related to non-essential equipment and real property we identified to sell. For a discussion of amounts recorded for the years ended December 31, 2015 and 2016, see Note 10—"Impairments and Other Charges" in Notes to Consolidated Financial Statements included elsewhere in this prospectus.

(4) In 2013, this amount includes a loss of $289.7 million related to the sale of our sand mining, processing and logistics assets.

(5) Consists primarily of state margin taxes accounted for as income taxes. The tax effect of our net operating losses has not been reflected in our results because we have recorded a full valuation allowance with regards to the realization of our deferred tax assets since 2012.

(6) The holders of the convertible preferred stock are also common stockholders of the Company and collectively appoint 100% of our board of directors. Therefore, the convertible preferred stockholders can direct the Company to redeem the convertible preferred stock at any time after all of our debt has been repaid; however, we did not consider this to be probable for any of the periods presented due to the amount of debt outstanding. Therefore, we have presented the convertible preferred stock as temporary equity but have not reflected any accretion of the convertible preferred stock in this table or in our Consolidated Financial Statements. At December 31, 2016, the liquidation preference of the convertible preferred stock was estimated to be $906.1 million. See Note 7—"Convertible Preferred Stock" in Notes to Consolidated Financial Statements included elsewhere in this prospectus for more information.

(7) Pro forma data gives effect to (1) the   :   reverse stock split, (2) the conversion of our convertible preferred stock into issued and outstanding common stock at a fixed exchange ratio of   :   , (3) the sale of   shares of common stock to be issued by us in this offering and (4) the use of proceeds therefrom, as if each of these events occurred on January 1, 2016, for purposes of the statement of operations and December 31, 2016, for purposes of the balance sheet, and for each of (1), (2) and (3), assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus. Additionally, the pro forma balance sheet information reflects a share-based compensation expense of approximately $ million associated with restricted stock units issued under our 2014 LTIP that will vest immediately before effectiveness of this registration statement and will be settled in cash. For additional information regarding the conversion of our convertible preferred stock, see "Description of Capital Stock."

(8) The pro forma shares used to compute pro forma earnings per share have been adjusted to include the sale of   shares of common stock in this offering that would generate only enough proceeds to repay debt as described under "Use of Proceeds."

(9) Adjusted EBITDA is a non-GAAP financial measure that we define as earnings before interest; income taxes; and depreciation and amortization, as well as, the following items, if applicable: gain or loss on disposal of assets; debt extinguishment gains or losses; inventory write-downs, asset and goodwill impairments; gain on insurance recoveries; acquisition earn-out adjustments; stock-based compensation; and acquisition or disposition transaction costs. The most comparable financial measure to Adjusted EBITDA under GAAP is net income or loss. Adjusted EBITDA is used by management to evaluate the operating performance of our business for comparable periods and it is a metric used for management incentive compensation. Adjusted EBITDA should not be used by investors or others as the sole basis for formulating investment decisions, as it excludes a number of important items. We believe Adjusted EBITDA is an important indicator of operating performance because it excludes the effects of our capital structure and certain non-cash items from our operating results. Adjusted EBITDA is also commonly used by investors in the oilfield services industry to measure a company's operating performance, although our definition of Adjusted EBITDA may differ from other industry peer companies.

Trends that affected our business in 2016

Our business is cyclical, and we depend on the willingness of our customers to make operating and capital expenditures to explore for, develop, and produce oil and natural gas in the United States. The willingness of our customers to undertake these activities depends largely upon prevailing industry conditions that are predominantly influenced by current and expected prices for oil and natural gas.

In early 2016, we experienced the lowest commodity prices in over a decade; however, oil and natural gas prices started improving in the second quarter of the year and generally increased through the remainder of 2016. Historically, we have experienced a positive effect on our business within three to six months after a sustained trend of improving prices.

The low commodity prices at the beginning of 2016 caused our customers to continue to reduce their activity levels, as well as continue to request lower pricing for our services. As commodity prices improved, we experienced an increase in demand for our services in the second half of 2016. This increase in activity combined with a lower level of available hydraulic fracturing equipment in the market allowed us to begin discussions with our customers for increased pricing of our services. Many of our customers have agreed to price increases; however, the effects of these increased prices will not be reflected in our results of operations until the first quarter of 2017.

Business Outlook

We anticipate that 2017 will provide an opportunity to continue increasing the pricing for our services. We also expect that industry activity levels will continue to increase in 2017, which will further increase the demand for our services. During the last two years, our company has focused on increasing the efficiency of our operations and lowering the costs needed to perform our services, which we believe will provide for positive returns on our invested capital as activity levels and the pricing for our services improve.

Results of Operations

Revenue

We recognize revenue upon the completion of a stage of a job. A stage is considered complete when we have met the specifications set forth by our customer. We typically complete one or more stages per day during the course of a job. Invoices typically include an equipment charge and material charges for proppant, chemicals and other products consumed during the course of providing our services. The following table includes certain operating statistics that affect our revenue:

(Dollars in millions)	Year Ended December 31,	
	2015	2016
Revenue	$1,331.8	$ 529.5
Revenue from related parties	43.5	2.7
Total revenue	$1,375.3	$ 532.2
Total fracturing stages	21,919	16,185

Total revenue in 2016 decreased by $843.1 million from 2015. This decrease was due to a lower pricing environment for both our services and fracturing materials in 2016, lower customer activity and well completion levels in 2016, resulting in fewer stages completed, and certain customers choosing to procure their own proppants in 2016. See "Business—Our Services—Hydraulic Fracturing" for details regarding fracturing stages and the types of service agreements we use to provide hydraulic fracturing services.

The decrease in revenue from related parties in 2016 was due to a decrease in the activity levels for Chesapeake Parent.

Costs of revenue

The primary costs involved in conducting our hydraulic fracturing services are costs for materials used in the fracturing process and costs to operate, maintain, and repair our fracturing equipment. Costs related to the materials used in the fracturing process typically include costs for sand and other proppants, costs for chemicals added to the fracturing fluid, and freight costs to transport these materials to the well location. Costs to operate our fracturing equipment primarily consist of labor and fuel costs. While we exclude certain amounts of depreciation and amortization from our costs of revenue line item, we have included the amounts of depreciation that specifically relate to our revenue generating assets in our discussion below to provide further information regarding the total costs of generating our revenues. Costs of revenue as a percentage of total revenue is as follows:

| | Year Ended December 31, | | | |
| | 2015 | | 2016 | |
(Dollars in millions)	Dollars	As a Percent of Revenue	Dollars	As a Percent of Revenue
Costs of revenue, excluding depreciation	$1,257.9	91.5%	$510.5	95.9%
Depreciation—costs of revenue	152.3	11.1%	98.9	18.6%
Total costs of revenue	$1,410.2	102.5%	$609.4	114.5%

Total costs of revenue in 2016 decreased by $800.8 million from 2015. This decrease was primarily due to a decrease in our costs of revenue, excluding depreciation, and a decrease in the depreciation expense for our service equipment.

Costs of revenue, excluding depreciation, in 2016 decreased by $747.4 million from 2015. This decrease was due to lower customer activity and well completion levels in 2016, lower prices for materials used in the fracturing process in 2016, the effect of our cost reduction initiatives in 2016, which resulted in significant savings in labor and repair costs, and changes in customer job requirements in 2016.

Depreciation for our service equipment in 2016 decreased by $53.4 million from 2015. This decrease was the result of asset impairments, asset disposals and certain assets becoming fully depreciated. Additionally, in recent years we have chosen to refurbish our equipment as it approaches the end of its useful life, rather than to replace it by purchasing new equipment. The cost of refurbishing our equipment is significantly lower than it would be to purchase new equipment. As more of our fleet has become comprised of refurbished assets in recent years, our depreciation has correspondingly declined.

Total costs of revenue as a percentage of total revenue increased by 12.0 percentage points from 102.5% in 2015 to 114.5% in 2016. This change was primarily due to increased price concessions we extended to our customers in 2016, which have been partially offset by lower material costs and our cost reduction initiatives. Our total costs of revenue has exceeded our total revenue during these periods due to the price concessions we have extended to our customers during these periods. We began extending price concessions to our customers in the first quarter of 2015 as a result of the decline in oil and gas commodity prices that began in 2014. Our customers significantly reduced their hydraulic fracturing activities in response to the lower commodity price environment. This reduction in activity levels created an oversupply of service providers in our industry and, consequently, market prices for our services declined significantly.

BUSINESS

Our Company

We are one of the largest providers of hydraulic fracturing services in North America based on both active and total horsepower of our equipment. Our services enhance hydrocarbon flow from oil and natural gas wells drilled by E&P companies in shale and other unconventional resource formations.

We currently have 1.6 million total hydraulic horsepower across 32 fleets, of which 21 fleets were active at March 20, 2017. Since 2010, we have completed more than 130,000 fracturing stages across the most active major unconventional basins in the United States. This history gives us valuable experience and operational capabilities at the leading edge of horizontal well completions in unconventional formations. As one of the largest hydraulic fracturing service providers in North America based on the active and total horsepower of our equipment, we believe we are well positioned to capitalize on the recovery of the North American oil and natural gas exploration market.

We operate in the most active major unconventional basins in the United States, including the Permian Basin, the SCOOP/STACK Formation, Marcellus/Utica Shale, the Eagle Ford Shale and the Haynesville Shale, which provides us balanced exposure to oil and natural gas. We are one of the top-three hydraulic fracturing companies in the SCOOP/STACK Formation, Marcellus/Utica Shale, the Eagle Ford Shale and the Haynesville Shale, and we have recently increased our presence in the Permian Basin by 50%. Our large-scale operating presence across a variety of active basins provides us with important strategic advantages, such as: the ability to serve large, multi-basin customers; better negotiating power with our customers and suppliers; reduced volatility in our activity levels as completions activity endures cycles in different basins; and a lower relative cost structure for fixed overhead and corporate costs. The following map shows the basins in which we operate and the number of fleets operated in each basin as of March 20, 2017.


Marcellus/Utica
Active fleets: 4
SCOOP/STACK
Active fleets: 4
Permian
Active fleets: 5
Haynesville
Active fleets: 3
Eagle Ford
Active fleets: 5

Formation	Active Fleets
Permian Basin	5
SCOOP/STACK	4
Marcellus/Utica Shale	4
Eagle Ford Shale	5
Haynesville Shale	3
Total	**21**

Our industry experienced a significant downturn beginning in late 2014 as oil and natural gas prices dropped significantly. The downturn materially impacted our results in 2015 and 2016, primarily due to reduced activity levels and lower pricing for our services. Recently, however, we have seen a rebound in the demand for our services as oil prices have more than doubled since the 12-year low of $26.19 in February 2016, reaching $53.75 in December 2016. Beginning in the third quarter of 2016, we were able to obtain higher prices for our services, reversing a downward trend that accompanied the decrease in oil and natural gas prices.

During the downturn, we implemented a number of measures to reduce our cost of operations and to improve the efficiency of our operations. We have been able to increase our average stages per fleet by approximately 28% compared to the end of 2014 while maintaining a relatively consistent presence in each operating basin. We believe these cost reductions and improvements in average stages per fleet will continue even as activity levels increase.

Our customers typically compensate us based on the number of stages fractured, and the primary contributor to the number of stages we complete is our ability to reduce downtime on our equipment. As a result, we believe the number of stages fractured and the average number of stages completed per fleet in a given period of time are important operating metrics for our business. The graphs below show the number of stages we completed per quarter and the average stages per fleet we completed per quarter. For additional information regarding average stages per fleet per quarter as an operating metric, see "—Our Services—Hydraulic Fracturing."



We manufacture and refurbish many of the components used by our fleets, including consumables, such as fluid-ends. In addition, we perform substantially all the maintenance, repair and servicing of our hydraulic fracturing fleets. Our cost to produce components is significantly less than the cost to purchase comparable quality components from third-party suppliers. For example, we produce fluid-ends and power-ends at a cost that is approximately 50% to 60% less, respectively, than purchasing them from outside suppliers. In addition, we perform full-scale refurbishments of our fracturing units at a cost that is approximately half the cost of utilizing an outside supplier. We estimate that this cost advantage saves us approximately $85 million per year at peak production levels.

We have a uniform fleet of hydraulic fracturing equipment. We designed our equipment to uniform specifications intended specifically for completions work in oil and natural gas basins requiring high levels of pressure, flow rate and sand intensity. The standardized, "plug and play" nature of our fleet provides us with several advantages, including: reduced repair and maintenance costs; reduced inventory costs; the ability to redeploy equipment among operating basins; and reduced complexity in our operations, which improves our safety and operational performance.

Our customers include large, independent E&P companies, such as Devon Energy Corporation, EOG Resources, EP Energy Corporation, EQT Production Company and Newfield Exploration Company, that specialize in unconventional oil and natural gas resources in North America. We believe our customer base is likely to remain among the most active consumers of hydraulic fracturing services as the oil and natural gas industry recovers.

Our manufacturing capabilities also reduce the risk that we will be unable to source important components, such as fluid-ends, power-ends and other consumable parts. During periods of high demand for hydraulic fracturing services, external equipment vendors often report order backlogs of up to nine months. Our competitors may be unable to source components when needed or may be required to pay a much higher price for their components, or both, due to bottlenecks in supplier production levels. We have historically manufactured, and believe we have the capacity to manufacture, all major consumable components required to operate all 32 of our fleets at full capacity.

We have been a fast adopter of new technologies focused on: increasing fracturing effectiveness for our customers, reducing the operating costs of our equipment and enhancing the HSE conditions at our well sites. We help customers monitor and modify fracturing fluids and designs, through our fluid research and development operations that we conduct through a strategic partnership with a third-party technology center. The research and development activities conducted for us at the third-party technology center are conducted by key employees who were previously affiliated with our Company. We have entered into a services agreement with this third-party technology center for a one-year term, with an option for us to renew for additional one-year terms. This partnership allows us to work closely with our customers to rapidly adopt and integrate next-generation fluid breakthroughs, such as our NuFlo® 1000 fracturing fluid diverter, into our product offerings.

We own a 45% interest in SinoFTS, which is a Chinese joint venture that we formed in June 2014 with Sinopec. SinoFTS fractured its first five wells in China in 2016. This joint venture provides us with experience in overseas operations that could be beneficial to us if hydraulic fracturing activity begins to grow significantly in international markets.

Our Services

Hydraulic Fracturing

Our primary service offering is providing hydraulic fracturing services, also known as pressure pumping, to oil and natural gas E&P companies. These services are designed to enhance hydrocarbon flow in oil and natural gas wells, thus increasing the amount of hydrocarbons recovered. The development of resources in unconventional reservoirs, including oil and natural gas shales, is a technically and operationally challenging segment of the oilfield services market that has experienced strong growth worldwide, particularly in the United States. During 2014, which was the peak year of the recent industry upcycle, we completed nearly 26,200 fracturing stages for our customers utilizing as many as 32 fleets.

Oil and natural gas wells are typically divided into one or more "stages," which are isolated zones that focus the high-pressure fluid and proppant from the hydraulic fracturing fleet into distinct portions of the well and surrounding reservoir. The number of stages that will divide a well is determined by the customer's proposed job design, and our customers typically compensate us based on each stage completed. Although the number and length of stages may vary by basin and formation characteristics, we have historically maintained a relatively consistent presence in each operating basin. During the last two years, as a result of our customers trending toward more intense completions, our quarterly average stage length, measured in minutes to complete, has increased by approximately 15%. Despite the longer average stage lengths, we have been able to increase our average stages per fleet by approximately 28% compared to the end of 2014. This is because the primary contributor to the number of stages we complete in a quarter is our ability to reduce downtime on our equipment, rather than any variability in operating basins or formation characteristics. Therefore, we believe the number of stages that each of our fleets completes in a given period of time is an important operating metric.

Hydraulic fracturing represents the largest cost of completing a shale oil or natural gas well. The process consists of pumping a fracturing fluid into a well casing or tubing at sufficient pressure to fracture the formation. The fracturing fluid primarily consists of water mixed with a small amount of chemicals and guar, forming a highly viscous liquid. Materials known as proppants, in our case primarily sand, are suspended in the fracturing fluid and are pumped into the fracture to prop it open. Once the fractures are open, the fluid is designed to "break," or reduce its viscosity, so that it will more easily flow back out of the formation. The proppants, which remain behind in the formation, act as a wedge that keeps the fractures open, allowing the trapped hydrocarbons to flow more freely. As a result of a successful fracturing process, hydrocarbon recovery rates are substantially enhanced; thus, increasing the return on investment for our customer. The amount of hydrocarbons produced from a